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Exhibit 12.2

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$56,859	$40,052	$31,612	$10,716	$(10,779)
Add: Fixed charges	15,184	14,639	12,016	10,792	10,971
Add: Amortization of capitalized interest	1,545	1,128	679	369	277
Less: Capitalized interest	(3,698)	(4,633)	(4,362)	(1,837)	(1,592)

Total earnings (loss)	$69,890	$51,186	$39,945	$20,040	$(1,123)

Fixed charges:
Interest expense (including amortization of deferred financing costs)	$7,104	$5,311	$2,689	$5,236	$5,275
Capitalized interest	3,698	4,633	4,362	1,837	1,592
Interest within rental expense	4,382	4,695	4,965	3,719	4,104

Total fixed charges	15,184	14,639	12,016	10,792	10,971

Preferred stock dividend requirements(1)	8,338	8,338	8,338	440	—

Combined fixed charges and preferred stock dividends	$23,522	$22,977	$20,354	$11,232	$10,971

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	2.97	2.23	1.96	1.78	(2)

(1)
The Company did not have any preferred stock outstanding for the year ended 2011.

(2)
The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the year ended December 31, 2011, was $12.1 million.

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  Exhibit 12.2
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands)